May 16, 2008

VIA EDGAR AND FED EX
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720
Attention: John J. Harrington

Re:	Siena Technologies, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 11, 2008
File No. 000-25499

Dear Mr. Harrington:

Please find electronically transmitted herewith changes to the Siena Technologies, Inc.’s (the “Company”) filing in response to your comments dated April 30, 2008. This response letter has been numbered to coincide with your comment letter.

General

Comment 1. Please include the statement required by Schedule 14C Item 2 ("We Are Not Asking You for a Proxy and You are Requested Not To Send Us a Proxy") on the first page of the information statement in bold-face type.

Response: We have included the language requested by this comment. Please see the first page of the Information Statement.

Comment 2. Please provide all of the information about Siena Technologies, including financial statements, required by Schedule 14C Item I (via Schedule 14A Item 14(c)(1)). Also provide unaudited financials statements of the business to be sold for the same period as well as pro forma information. Refer to Question 1.11.6 of the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001 available at http://www.sec.gov/i.nterps/telephone/l honesuppl.ement3.htm.

Response: We have included the financial information required by Schedule 14C Item 1. Please see Exhibits A, B and C to the Information Statement.

Comment 3. Please provide disclosure of past contracts, transactions and negotiations between the company and Mr. Kelley as required by Schedule 14C Item I (via Schedule 14A Item 14(b)(7)).

Response: We have revised the Information Statement to include the disclosure requested by this comment. Please see page 5 of the Information Statement.

Action to be Taken: Sale of Assets of Subsidiary Kelly Communication Company, Inc., page 3

Comment 4. Please provide enhanced disclosure of the background of, reasons for, and effect of the transaction. Refer to Schedule 14A Item 14(b). For example, discuss who acted for the company in negotiating the sale of assets to Mr. Kelley and how the consideration and transaction structure were determined. Disclose any relationships between the company's representatives (or their affiliates) and Mr. Kelley (or his affiliates). Provide full disclosure of any interest the company's representatives have in the transaction. Explain the benefit the company hopes to achieve for its shareholders (other than Mr. Kelley) by engaging in this asset sale.

Response: We have revised the Information Statement in response to this comment. Please see the caption titled, “Actions to be Taken: Sale of Assets of Subsidiary Kelley Communication Company, Inc.”

Comment 5. Describe the interest of Dutchess and its representatives in the transaction, by security holdings and otherwise. Also explain the role Dutchess and its representatives played in the negotiation of the transaction. Refer to Schedule 14C Item 3.

Response: We have revised the Information Statement to reflect the interest of Dutchess and its representatives in the transaction. Please see page 13 of the Information Statement.

Comment 6. Describe in more detail the obligations and liabilities to be assumed by Kelley in the transaction, Include quantitative disclosure to the extent practicable.

Response: We have revised the Information Statement to reflect the obligations and liabilities to be assumed by Kelley in the transaction. Please see page 8.

Comment 7. Please disclose the company's plans following the disposition of substantially all of its assets. Also discuss the assets and liabilities that will remain with the company following the consummation of the asset sale.

Response: We have revised the Information Statement to reflect the Company’s plans following the disposition of substantially all of its assets and have discussed the Company’s assets and liabilities following the consummation of the Asset Sale. Please see disclosure beginning on page 10 of the Information Statement.

Comment 8. Identify the shareholders who have approved the asset sale and the percentage of outstanding shares that they collectively represent.

Response: We have revised the Information Statement to include the shareholders consenting to the asset sale and the percentage of the issued and outstanding shares owned by each. Please see page 1 of the Information Statement.

Further, in connection with our response to your comments, please note that the Company acknowledges the following:

*the Company is responsible for the adequacy an accuracy of the disclosure in the filing;

*staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know. The Company would like to go effective as soon as possible. Your anticipated cooperation is greatly appreciated.

Sincerely, /s/ Anthony DeLise Anthony DeLise

Cc: Peter J. Gennuso, Esq.